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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
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
                             Washington, D.C. 20549                                         0-23259/1-13573-01/1-13573
                                                                                          ----------------------------
                                   FORM 12b-25                                                      CUSIP NUMBER
                                                                                                     902977107
                                                                                          ----------------------------
                   NOTIFICATION OF LATE FILING SEC FILE NUMBER




(Check One):   [x] Form 10-K   [ ] Form 20-F
               [ ] Form 11-K    [ ] Form 10-Q     [ ] Form N-SAR


                                 For Period Ended:  December 31, 2001
                                                   ------------------
                                 [ ] Transition Report on Form 10-K
                                 [ ] Transition Report on Form 20-F
                                 [ ] Transition Report on Form 11-K
                                 [ ] Transition Report on Form 10-Q
                                 [ ] Transition Report on Form N-SAR

                                     For the Transition Period Ended

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                             Read Instruction (on back page) Before Preparing Form. Please Print or Type.
              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

                                U.S. Timberlands Company, L.P.
                 U.S. Timberlands Klamath Falls, LLC / U.S. Timberlands Finance Corp.
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                             Full Name of Registrant

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                            Former Name if Applicable

                         625 Madison Avenue, Suite 10-B
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                    Address of Principal Executive Office (Street and Number)

                            New York, New York 10022
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                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]  (b)   The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                                                                                     (Attach Extra Sheets if needed)
                                                                                                                     SEC 1344 (6/94)

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (See attached Schedule)

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

        Thomas C. Ludlow                            (212)                          755-1100
       -----------------------------       ------------------------           ---------------------
       (Name)                                   (Area Code)                   (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
       the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
       [X] Yes      No

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       [X]  Yes        No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                  U.S. Timberlands Company, L.P./U.S. Timberlands Klamath Falls, LLC/U.S.Timberlands Finance Corp.
                  ------------------------------------------------------------------------------------------------
                                     (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 28, 2002                              By:   /s/ Thomas C. Ludlow
     ---------------------------------------            ---------------------
      Name:  Thomas C. Ludlow
      Title: Vice President and Chief
             Financial Officer
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



                             Schedule to Form 12b-25

                  U.S. Timberlands Company, L.P. (the "Company") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2001 in the prescribed time period, because, due to management's focus on certain potential transactions, the Form 10-K could not be completed without unreasonable effort or expense. The Company anticipates that the Form 10-K will be filed within the time period required by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.


                  U.S. Timberlands Klamath Falls, LLC and U.S. Timberlands Finance Corp. (collectively referred to as "Klamath") are unable to file their Annual Report on Form 10-K for the year ended December 31, 2001 in the prescribed time period, because, due to management's focus on certain potential transactions, the Form 10-K could not be completed without unreasonable effort or expense. Klamath anticipates that the Form 10-K will be filed within the time period required by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                             Part IV (3) Attachment






                         U.S. TIMBERLANDS COMPANY, L.P.




FOR IMMEDIATE RELEASE


Contacts:                Thomas C. Ludlow
                         Chief Financial Officer
                         U.S. Timberlands Company, L.P.
                         (212) 755-1100





U.S. TIMBERLANDS REPORTS FOURTH QUARTER CASH FLOW AND OPERATING RESULTS


NEW YORK, March 26, 2002 -- U.S. Timberlands Company, L.P. (Nasdaq: TIMBZ) today announced cash flow and operating results for the quarter and year ended December 31, 2001.

Cash flow for the fourth quarter of 2001, as measured by EBITDDA, was $4.8 million or $.37 per unit, compared to cash flow of $16.5 million, or $1.25 per unit, for the same period in 2000. EBITDDA is defined as operating income plus depletion, depreciation, road amortization and cost of timber and property sales. The Company reported a net loss for the fourth quarter of 2001 of $10.2 million, or $0.78 per unit, as compared to a net loss of $2.0 million, or $0.16 per unit, for the same period in 2000. Revenues for the fourth quarter of 2001 were $13.5 million as compared with $25.7 million for the same period in 2000.

Cash flow for the year ended December 31, 2001, as measured by EBITDDA, was $23.2 million, or $1.77 per unit, compared to cash flow of $49.3 million, or $3.76 per unit, for the same period in 2000. The Company reported a net loss for 2001 of $36.2 million, or $2.79 per unit, as compared with a net loss of $4.1 million, or $0.31 per unit for the same period in 2000. Revenues for 2001 were $54.6 million compared with $75.6 million for the same period in 2000.

U.S. Timberlands Company, L.P. and its affiliate, own 670,000 fee acres of timberland and cutting rights on 18,000 acres of timberland containing total merchantable timber volume estimated to be approximately 1.8 billion board feet in Oregon and Washington, east of the Cascade Range. U.S. Timberlands specializes in the growing of trees and the sale of logs and standing timber. Logs harvested from the timberlands are sold to unaffiliated domestic conversion facilities. These logs are processed for sale as lumber, molding products, doors, millwork, commodity, specialty and overlaid plywood products, laminated veneer lumber, engineered wood I-beams, particleboard, hardboard, paper and other wood products. These products are used in residential, commercial and industrial construction, home remodeling and repair and general industrial applications as well as a variety of paper products. U.S. Timberlands also owns and operates its own seed orchard and produces approximately five million conifer seedlings annually from its nursery, approximately 75% of which are used for its own internal reforestation programs, with the balance sold to other forest products companies.

Certain information discussed in this press release may constitute forward-looking statements within the meaning of the Federal securities laws. Although U.S. Timberlands believes that expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected. Such risks, trends and uncertainties include the highly cyclical nature of the forest products industry, economic conditions in export markets, the possibility that timber supply could increase if governmental, environmental or endangered species policies change, and limitations on U.S. Timberlands' ability to harvest its timber due to adverse natural conditions or increased governmental restrictions. For a more complete description of factors, which could impact U.S. Timberlands and the statements contained herein, reference should be made to U.S. Timberlands' filings with the United States Securities and Exchange Commission.


                        (FINANCIAL STATEMENTS TO FOLLOW)

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                                                U.S. TIMBERLANDS COMPANY, LP
                                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                         (IN THOUSANDS, EXCEPT PER UNIT INFORMATION)
                                                         (UNAUDITED)

                                                                     Three Months Ended December 31,
                                                                     ------------------------------
                                                                         2001             2000
                                                                     ------------------------------
Revenues                                                            $     13,471    $     25,664

Cost of timber harvested                                                  (3,726)         (8,192)

Cost of timber and property sales                                           --            (2,691)

Depletion, depreciation and road amortization                             (9,500)        (10,310)
                                                                    ------------    ------------
           Gross profit                                                      245           4,471
                                                                    ------------    ------------
Selling, general and administrative                                       (2,094)         (1,743)

Equity in net income (loss) of affiliate                                  (2,828)            722
                                                                    ------------    ------------
            Operating income (loss)                                       (4,677)          3,450
                                                                    ------------    ------------


Interest expense                                                          (5,461)         (5,496)

Interest income                                                               16             151

Financing fees                                                              (169)           (169)

Other income (expense)                                                        (2)              6
                                                                    ------------    ------------


            Net loss before general partner and minority interest        (10,293)         (2,058)

Minority interest                                                            103              21
                                                                    ------------    ------------


            Net loss                                                     (10,190)         (2,038)

General partner interest                                                     103              21
                                                                    ------------    ------------


            Net loss applicable to common and subordinated units    $    (10,087)   $     (2,017)
                                                                    ============    ============

            Net loss per Unit (a)                                   $      (0.78)   $      (0.16)
                                                                    ============    ============

Units outstanding (a)                                                 12,859,607      12,859,607
                                                                    ============    ============

EBITDDA (b)                                                         $      4,823    $     16,451
                                                                    ============    ============


EBITDDA per Unit (a)                                                $       0.37    $       1.25
                                                                    ============    ============



(a) Calculations of per unit amounts are made after giving effect to the General Partner's allocation of net income and EBITDDA.

(b) EBITDDA is defined as operating income plus depletion, depreciation, road amortization and cost of timber and property sales.

                                                U.S. TIMBERLANDS COMPANY, LP
                                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                         (IN THOUSANDS, EXCEPT PER UNIT INFORMATION)
                                                         (UNAUDITED)

                                                                          Year Ended December 31
                                                                     -----------------------------
                                                                       2001               2000
                                                                     -----------------------------


Revenues                                                            $     54,564    $     75,612

Cost of timber harvested                                                 (16,652)        (19,853)

Cost of timber and property sales                                           --            (2,641)

Depletion, depreciation and road amortization                            (37,287)        (28,816)
                                                                    ------------    ------------

            Gross profit                                                     625          24,302
                                                                    ------------    ------------


Selling, general and administrative                                       (8,340)         (8,428)

Equity in net income (loss) of affiliate                                  (6,403)          1,990
                                                                    ------------    ------------

            Operating income (loss)                                      (14,118)         17,864
                                                                    ------------    ------------


Interest expense                                                         (21,993)        (21,921)

Interest income                                                              101             403

Financing fees                                                              (675)           (675)

Other income                                                                 131             208
                                                                    ------------    ------------


            Net loss before general partner and minority interest        (36,554)         (4,121)

Minority interest                                                            366              41
                                                                    ------------    ------------


            Net loss                                                     (36,188)         (4,080)

General partner interest                                                     366              41
                                                                    ------------    ------------

            Net loss applicable to common and subordinated units    $    (35,823)   $     (4,039)
                                                                    ============    ============


            Net loss per Unit (a)                                   $      (2.79)   $      (0.31)
                                                                    ============    ============

Units outstanding (a)                                                 12,859,607      12,859,607
                                                                    ============    ============


EBITDDA (b)                                                         $     23,169    $     49,321
                                                                    ============    ============


EBITDDA per Unit (a)                                                $       1.77    $       3.76
                                                                    ============    ============


(a) Calculations of per unit amounts are made after giving effect to the General Partner's allocation of net income and EBITDDA.

(b) EBITDDA is defined as operating income plus depletion, depreciation, road amortization and cost of timber and property sales.

                                         U.S. TIMBERLANDS COMPANY, LP
                                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                                (IN THOUSANDS)

                                                                      December 31,     December 31,
                                                                         2001              2000
                                                                    --------------    --------------
                                                                      (UNAUDITED)            *
ASSETS
Current assets:

            Cash and cash equivalents                                   1,070               3,168

            Accounts and current portion of notes receivable - net      1,744               6,875

            Prepaid expenses and other current assets                     225                  35
                                                                     --------            --------


                     Total current assets                               3,039              10,078


 Timber and timberlands, net                                          214,511             264,673

 Investment in affiliate                                               31,609              20,542

 Property, plant and equipment, net                                       811                 926

 Notes receivable, less current portion                                   428                --

 Deferred financing fees, net                                           3,973               4,648
                                                                     --------            --------

                    Total assets                                     $254,371            $300,867
                                                                     ========            ========

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:

            Accounts payable and accrued liabilities                 $  4,665            $  4,548

            Payable to general partner and affiliate                       41               2,065

            Deferred revenue                                             --                 1,474
                                                                     --------            --------


                     Total current liabilities                          4,706               8,087
                                                                     --------            --------


 Long-term debt                                                       225,000             225,000
                                                                     --------            --------


 Minority interest                                                        247                 678
                                                                     --------            --------

Partners' capital:

            Partners' capital                                          24,418              67,102
                                                                     --------            --------

                     Total liabilities and partners' capital         $254,371            $300,867
                                                                     ========            ========

* Derived from audited Consolidated Balance Sheet as of December 31, 2000.

                          U.S. TIMBERLANDS COMPANY, LP
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                             Year Ended December 31,
                                                             ----------------------
                                                               2001         2000
                                                             ----------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities                     $  9,174    $ 28,871
                                                              --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
            Timber, timberlands and road additions              (5,615)     (2,253)
            Purchase of property, plant and equipment - net       --           (55)
            Proceeds from sale of assets                           904          50
                                                              --------    --------
Net cash used in investing activities                           (4,711)     (2,258)
                                                              --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
            Distributions to unitholders, general partner,
                     and minority interest                      (6,561)    (26,243)
                                                              --------    --------
Net cash used in financing activities                           (6,561)    (26,243)
                                                              --------    --------

Decrease in cash and cash equivalents                           (2,098)        370

Cash and cash equivalents - beginning of period                  3,168       2,798
                                                              --------    --------

Cash and cash equivalents - end of period                     $  1,070    $  3,168
                                                              ========    ========
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